UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2015

Commission File Number: 000-51116

Ku6 Media Co., Ltd.
(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100028, People’s Republic of China
Fax number: +86 10 5758-6834
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Shareholding Change and Change of Board Members

Shareholding Change

Beijing, China (May 11, 2015) - Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, NASDAQ: KUTV), a leading internet video company in China, focusing on User Generated Content (“UGC”), today announced that on May 11, 2015, the controlling shareholder of the Company, Mr. Xudong Xu, has signed and consummated a share purchase agreement (the “Agreement”) with Shanda Media Group Limited (“Shanda Media”), to sell 1,938,360,784 ordinary shares (the “Sale Shares”) of the Company (amounting to approximately 40.7% of the Company's issued and outstanding share capital) to Shanda Media (the “Transaction”). Subsequent to the consummation of the Transaction, Shanda Media holds approximately 70.0% of the Company’s shares and becomes the controlling shareholder of the Company.

The aggregate consideration for the Sale Shares is the cancellation of the Promissory Note issued by Mr. Xu to Shanda Media in the amount of US$47,350,831.05 and the discharge of the pledge over all the ordinary shares beneficially owned by Mr. Xu in favor of Shanda Media pursuant to a share charge dated April 3, 2014.

Change of Board Members

In connection with the closing of the Transaction, the Company also announced the resignation of Mr. Xu and Mr. Jiangtao Li as directors of the board and all board committee positions which they held.  Mr. Feng Gao and Mr. Jason Ma were appointed as directors of the board and Mr. Gao was also appointed as the chairman of the board of directors as well as chairman of the compensation and leadership development committee and the corporate development and finance committee, effective as of today.  Mr. Gao was also appointed as Chief Executive Officer of the Company and Mr. Ma appointed as acting Chief Financial Officer of the Company, with all such appointments effective as of today.

Mr. Gao has served as our president since December 2014. He has served as our senior vice president of strategic cooperation and the senior vice president of business development since September 2011. From 2005 to 2011, Mr. Gao served as industry cooperation director in Shanda Online and Shanda Computer, assistant president in Hurray!Holding and chief executive officer in Sun Shine after he joined Shanda Group in 2005. Prior to that, Mr. Gao served in Novell as China pre-sale engineer, China product marketing manager, China channel marketing manager and partner manager of the Asia Pacific region. Prior to that, Mr. Gao was an engineer in the Chinese Academy of Sciences. Mr. Gao received a bachelor’s degree of computer science from Beijing Computer College.

Mr. Ma has served as director of internal audit of Shanda Interactive Entertainment Limited since 2007. Prior to that, Mr. Ma served as internal control in APP CHINA, Sinar Mas Group from 2006 to 2007 and finance director of Shanghai Jiahai Investment from 2002 to 2006. Mr. Ma was a certified public accountant at Zhengdexin CPA Firm from 1996 to 2002. Mr. Ma has also been qualified as an accountant since 1985 and a certified internal auditor since 2005. Mr. Ma received a bachelor’s degree of Mathematics from Northwest Institute for Nationalities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

		By:	/s/ Feng Gao
		Name:	Feng Gao
		Title:	Chief Executive Officer

Date:	May 11, 2015